EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,
	2015	2014

Earnings from continuing operations before income taxes	$162	$313
Less: Equity earnings	(29)	(35)
Add: Total fixed charges deducted from earnings	126	112
Dividends received from equity investees	33	33

Earnings available for payment of fixed charges	$292	$423

Fixed charges

Interest expense	$124	$111
Portion of operating lease rental deemed to be interest	2	1

Total fixed charges deducted from earnings and fixed charges	$126	$112

Ratio of earnings to fixed charges	2.3	3.8